[redacted]

15047671

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., D.C.
194

AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69223

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Oxford Capital, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16 East 98th Street, Suite 1F
(No. and Street)

New York	New York	10029
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Keith C. Hausman — (212) 920-4414
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 27887	Austin	Texas	78755
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CP 3/12/15

OATH OR AFFIRMATION

I, Keith C. Hausman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oxford Capital, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Keith C. Hausman
Signature

President & CEO
Title

Notary Public

BABOR A AHMED
Notary Public - State of New York
NO. 01AH6235553
Qualified In Queens County
My Commission Expires 02-14-19

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES FOR THE YEAR ENDED
DECEMBER 31, 2014
AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Oxford Capital, LLC:

We have audited the accompanying financial statements of Oxford Capital, LLC, which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Oxford Capital, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Oxford Capital, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1(Schedule I), Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (the "Supplemental Information") have been subjected to audit procedures performed in conjunction with the audit of Oxford Capital, LLC's financial statements. The Supplemental Information is the responsibility of Oxford Capital, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 24, 2015

Bauer & Company, LLC
5000 Plaza on the Lake #130 Austin, TX 78746
Tel 512.731.3518 / www.bauerandcompany.com

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

ASSETS:		
Cash	$	10,839
Prepaid expense		1,900
TOTAL ASSETS	$	12,739

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Accounts Payable	$	4,150
TOTAL LIABILITIES		4,150
MEMBERS' EQUITY		8,589
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	12,739

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements.

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING EXPENSES:	
Rent	9,000
Professional fees	28,273
General and Administrative	488
Total expenses	37,761
NET LOSS	$ (37,761)

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

OXFORD CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

MEMBERS' EQUITY, JANUARY 1	$	34,100
Net Loss		(37,761)
Member contributions		12,250
MEMBERS' EQUITY, DECEMBER 31	$	8,589

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements.

OXFORD CAPITAL, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES:		
Net Loss	$	(37,761)
Adjustments to reconcile net loss to net cash used in operating activities		
Increase in prepaid expense		(1,900)
Increase in accounts payable		4,150
Net cash used in operating activities		(35,511)
FINANCING ACTIVITES:		
Members contributions		12,250
Net cash provided by financing activities		12,250
NET DECREASE IN CASH		(23,261)
CASH AT BEGINNING OF YEAR		34,100
CASH AT END OF YEAR	$	10,839

See Report of Independent Registered Public Accounting Firm
and Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Oxford Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded under the laws of the State of New York. The Company provides planning, structuring, marketing, capital raising and other advisory services. It operates out of one office in New York City, NY.

The Company is financially dependent on its three owners. These three owners have the intent and ability to fund the Company's operations in 2015 and provide additional capital to ensure that the Company meets the net capital requirements of SEC Rule 15c3-1

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company keeps its books and prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all investments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's policy is to record fees as they are earned based on the services provided or the closing of certain securities transactions. For revenues related to certain securities transactions, the revenue cycle may extend beyond one year.

Income Taxes

The Company is a limited liability company and as such the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary. The Company's parent files income tax returns in the U.S. in both federal and state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal, state or local tax examinations by taxing authorities for years before 2013. The years 2013 and 2014 remain subject to examination by taxing authorities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash in a checking account which is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at one financial institution. As of December 31, 2014, no deposits exceeded the FDIC Insurance limit.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurements

The fair value of the Company's financial instruments reflects the amounts that the Company estimates to receive in connection with the sale of an asset or paid in connection with the transfer of a liability in an orderly transaction between market participants at the measurement date (exit price). The fair value hierarchy that prioritizes the use of inputs used in valuation techniques is as follows:

Level 1 – quoted prices in active markets for identical assets and liabilities;

Level 2 – observable inputs other than quoted prices in active markets, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data;

Level 3 – unobservable inputs reflecting management's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

The carrying amounts of the Company's financial instruments, which include cash and accounts payable, approximate their fair values due to their short maturities.

Management Review

The Company has evaluated subsequent events through February 24, 2015, the date the financial statements were available to be issued.

Recent Accounting Pronouncements

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. RELATED PARTY TRANSACTIONS

The Company has entered into a service agreement with Oxford Advisors LLC, a company with common ownership, under which it is charged for its allocable share of office and other expenses. This expense amounted to $3,150 for the year ended December 31, 2014, which was contributed as capital by the three owners of the company.

4. COMMITMENTS AND CONTINGENCIES

In April 2014, the Company entered into a one year office lease. Total rent expense under the lease was $9,000 for the year ended December 31, 2014. As of December 31, 2014, the Company has future minimum lease payments of $3,000 for the year ended December 31, 2015.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $6,689, which was $1,689 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 62.04:1.

OXFORD CAPITAL, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2014

	SCHEDULE I
TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$ 8,589
DEDUCTIONS AND/OR CHARGES:	
Non-allowable assets:	
Prepaid expense	(1,900)
NET CAPITAL	$ 6,689
AGGREGATE INDEBTEDNESS:	
Total aggregate indebtedness	$ 4,150
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,689
Net capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum net capital requirement	$ 689
Percentage of aggregate indebtedness to net capital	62.04

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014 as reported by Oxford Capital, LLC on January 15, 2015 on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

December 31, 2014

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control or any customer funds or securities.

BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Oxford Capital, LLC:

We have reviewed management's statements, included in the accompanying Oxford Capital, LLC (the "Company") Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R.Section 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R Section 240.15c3-3: (2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision for the period from June 1, 2014 through December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

Bauer & Company, LLC

Bauer & Company, LLC
Austin, Texas
February 24, 2015

Oxford Capital

Paul J. Corey
General Counsel

Oxford Capital, LLC
16 East 98th Street, Suite 1F
New York, NY 10029
212.920.4417
pcorey@oxfordcapital.net

February 24, 2015

RE: EXEMPTION REPORT YEAR ENDED DECEMBER 31, 2014

Oxford Capital, LLC (the "Company") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal year ended December 31, 2014 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

OXFORD CAPITAL, LLC

Paul J. Corey
General Counsel